ROBIN S. YONIS
Vice President
Fund Advisor General Counsel
Office: (949) 219-6767
Fax: (949) 719-0804
E-mail: Robin.Yonis@PacificLife.com
June 28, 2010
VIA EDGAR
Mr. Dominic Minore
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Pacific Life Funds
File Nos. 333-61366 and 811-10385
Dear Mr. Minore:
          This letter is being provided in response to oral comments received from the Securities and Exchange Commission (“SEC”) staff on June 14, 2010 concerning post-effective amendment No. 61 to the Pacific Life Funds (the “Trust”) registration statement on Form N-1A (the “Prospectus” and Statement of Additional Information “SAI”), which was filed on April 30, 2010 with the SEC, in reliance on Rule 485(a) under the Securities Act of 1933. Set forth in the numbered paragraphs below are the staff comments followed by the Trust’s responses.
1.	COMMENT: Please provide the Tandy Representations that the Trust customarily makes.

RESPONSE: The Trust hereby acknowledges that neither the SEC nor its staff has passed upon the accuracy or adequacy of the above-referenced filing and that the review of this filing by the SEC staff does not relieve the Trust from its responsibilities for the accuracy and adequacy of the disclosure in this filing nor does it foreclose the SEC from taking any actions with respect to this filing.
Prospectus: Portfolio Optimization Funds and PL Money Market Fund
The following comments apply to all Portfolio Optimization Funds and the PL Money Market Fund, as applicable.
Prospectus Cover:
2.	COMMENT: Please add the ticker symbols and delete the two introductory paragraphs, manager references, the first paragraph in the SEC box (these disclosures may be added after Item 8 disclosures) and remove the italics from the SEC required language.

RESPONSE: The Prospectus cover has been amended accordingly.

Fund Summaries Section:

3.	COMMENT: Please delete the logo from each summary.

RESPONSE: The Prospectus has been amended accordingly.

4.	COMMENT: In the first sentence of the introductory paragraph to the Fees and expenses section, change “tables” to “table”.

RESPONSE: The Prospectus disclosure has been amended accordingly.

5.	COMMENT: At the end of the introductory paragraph in the fees and expenses section, please add page number references to the appropriate prospectus section, and if applicable, the SAI section.

RESPONSE: The Prospectus disclosure has been amended accordingly.

6.	COMMENT: In the annual fund operating expenses table, delete the “service fee” line item and add it into the distribution and service fee line item or into other expenses as a sub-item.

RESPONSE: The Prospectus disclosure has been amended accordingly.

7.	COMMENT: With respect to adviser reimbursement footnote to the annual fund operating expenses table, explain what is included or excluded from “certain” other expenses.

RESPONSE: The Prospectus disclosure has been amended accordingly.

8.	COMMENT: Please include the updated expense limit agreements as exhibits in the upcoming 485(b) filing.

RESPONSE: The updated agreements will be included as exhibits in the upcoming 485(b) filing.

9.	COMMENT: In the introductory paragraph to the example section, delete the following from the 2nd sentence, “the applicable sales charges have been reflected, that all dividends and distributions are reinvested”.

RESPONSE: The Prospectus disclosure has been amended accordingly.

10.	COMMENT: Add at end of the example section, the disclosure that states “the example does not reflect sales charges...”, if it applies.

RESPONSE: The fund does not impose a sales charge or CDSC on reinvested amounts, including reinvested dividends. Accordingly, the disclosure was not added into the Prospectus.

11.	COMMENT: Delete the paragraph presented after the example tables that begins “Keep in mind that this is only an estimate...”

RESPONSE: The Prospectus disclosure has been amended accordingly.

12.	COMMENT: In the principal investment strategies section for each Portfolio Optimization Fund, in the fourth sentence, change “diversification” to “investment” (or other appropriate word), since these funds are classified as non-diversified.

RESPONSE: The Prospectus disclosure has been amended accordingly.

13.	COMMENT: In the principal risks section, please ensure that each fund summary includes the same principal risks as those principal risks reflected in item 9.

RESPONSE: The Prospectus disclosure has been amended accordingly.

14.	COMMENT: In the “strategy risk” presented for each Portfolio Optimization Fund, please delete or move the sentence that begins: “the theory behind...”

RESPONSE: The Prospectus disclosure has been amended accordingly.

15.	COMMENT: Please amend the introductory paragraph in the fund performance section to better track form N-1A Item 4 and ensure the language complies with Item 27(b)(7), instruction 6, as applicable. Also, please delete the sentence referencing “quarterly returns” and delete the last sentence.

RESPONSE: The Prospectus disclosure has been amended accordingly.

16.	COMMENT: If updated performance is available on website and/or via phone, please add disclosure language to that effect into the fund performance section.

RESPONSE: The Prospectus disclosure has been amended accordingly.

17.	COMMENT: In the fund performance section, please remove the italics from the “Past performance (before and after taxes)...” paragraph and delete the sentence “If expense limitations were not in place, the fund’s performance would have been reduced”.

RESPONSE: The Prospectus disclosure has been amended accordingly.

18.	COMMENT: In the fund performance section, after each bar chart, please ensure that the first quarter returns are included, in accordance with Form N-1A, since the Trust’s fiscal year is other than a calendar year.

RESPONSE: The Prospectus disclosure has been amended accordingly.

19.	COMMENT: In the average annual return chart in the fund performance section, please delete the parenthetical “with maximum sales charge”.

RESPONSE: The Prospectus disclosure has been amended accordingly.

20.	COMMENT: In the average annual return chart in the fund performance section, please delete the “3 years” returns column.

RESPONSE: The Prospectus disclosure has been amended accordingly.

21.	COMMENT: In the average annual return chart in the fund performance section, please delete the footnote references from the presented indexes.

RESPONSE: The Prospectus disclosure has been amended accordingly.

22.	COMMENT: For each index presented in the average annual return chart in the fund performance section, please add the parenthetical “(reflects no deductions for fees, expenses or taxes)” after each index named.

RESPONSE: The Prospectus disclosure has been amended accordingly.

23.	COMMENT: In the Management section, please change the heading “experience with fund” to “Primarily Responsible for Fund”.

RESPONSE: The Prospectus disclosure has been amended accordingly.

24.	COMMENT: At the end of each fund summary, please add a cross reference to items 6, 7 and 8.

RESPONSE: The Prospectus disclosure has been amended accordingly.

25.	COMMENT: For the PL Money Market Fund, please update the adviser reimbursement footnote in a similar manner as is being done for the Portfolio Optimization Funds.

RESPONSE: The Prospectus disclosure has been amended accordingly.

26.	COMMENT: On page 23, in the Payments to financial intermediaries section, in the second line, please add “broker-dealer or other” before “intermediary”.

RESPONSE: The Prospectus disclosure has been amended accordingly.

27.	COMMENT: On page 23, in the Purchase and sale of shares section, please move the second sentence in the first paragraph outside of this section.

RESPONSE: The sentence has been deleted, as it already existed elsewhere in the Prospectus.

28.	COMMENT: On page 23, in the Payments to financial intermediaries section, please delete the second paragraph or move it to the back if it is not already there.

RESPONSE: The second paragraph in the Payments to financial intermediaries section of the fund summaries has been deleted, as the disclosure is already included elsewhere in the Prospectus.

29.	COMMENT: On page 24, after the Portfolio Optimization Goals are listed, please add a new heading, such as “implementation of investment goals” or “investment strategies”.

RESPONSE: The Prospectus disclosure has been amended accordingly.

30.	COMMENT: On page 24, in the Optimization Analysis paragraph, please add a plain English explanatory sentence after the first sentence.

RESPONSE: The Prospectus disclosure has been amended accordingly.

31.	COMMENT: On page 25, in the “Risks” section, please add a page reference that refers shareholders to the “Additional Risk Information” section.

RESPONSE: The Prospectus disclosure has been amended accordingly.

32.	COMMENT: On page 26, for the PL Money Market Fund, please clarify which risks are principal and which are non-principal, as applicable.

RESPONSE: The Prospectus disclosure has been amended accordingly.

33.	COMMENT: Please flip the order of the “Additional Risk Information” section and the “General Investment Information” section.

RESPONSE: The Prospectus disclosure has been amended accordingly.

34.	COMMENT: Please consider adding new risk disclosure or enhancing existing risk disclosure to reflect the risk regarding (1) the asset allocation strategy, that allocations may not perform as expected and (2) credit rating agencies, where for example a rating may not be current, potential conflicts of interest, i.e., that rating agencies are paid by the entities they rate, you can still lose money with an investment grade rating, that ratings do not predict actual performance of a security, that securities can still lose money, etc.

RESPONSE: The Prospectus disclosure has been amended accordingly.

35.	COMMENT: In the “how share prices are calculated” section, first paragraph, last sentence, please explain the sentence further or delete it.

RESPONSE: The applicable sentence has been deleted from the Prospectus.

36.	COMMENT: In the “how fund share prices are calculated” section, please include a list of the holidays.

RESPONSE: The Prospectus disclosure has been amended accordingly.

37.	COMMENT: On page 46 — with respect to the fund’s use of amortized cost where securities have 60 days or less to maturity in a non-money market fund, please indicate that the amortized cost method of valuing such holdings may be used if such value approximates “fair value” (as opposed to “market value”).

RESPONSE: The Prospectus disclosure has been amended accordingly.
Prospectus: Underlying Funds
In addition to the comments that follow, all of the comments noted above should be applied to the Underlying Funds, as applicable.
38.	COMMENT: In the fund summaries section for certain underlying funds, please expand the principal investment strategy section to include disclosure regarding the managers buy/sell determinations, as applicable.

RESPONSE: The Prospectus disclosure has been amended accordingly.

39.	COMMENT: On page 9, and for other bond funds, as applicable, in the principal investment strategies, please list all principal categories of securities the manager intends to invest in, including explaining “including characteristics of debt instruments”.

RESPONSE: Certain investments may be counted towards the 80% test (name test language) and are included as part of the name test language, which is listed, as applicable, in the fund summaries. Although certain investments may be counted as part of the 80% test, only those investment strategies that are principal are further described in the summary section.

40.	COMMENT: For the PL Comstock Fund, please identify the categories of equities, as applicable, (e.g., common stock, preferred stock, convertibles, etc.) and enhance the remaining disclosure to add more information.

RESPONSE: The Prospectus disclosure has been amended accordingly.

41.	COMMENT: For the PL Large-Cap Growth Fund, please confirm that the statement “$3 billion or more” is commonly considered Large-Cap. Please also change

“concentrates” to “focuses” and apply this change to other Underlying Funds if applicable.
RESPONSE: As of March 31, 2010, the capitalization range for the Russell 1000 Growth Index, which is an index that measures the performance of the large-cap growth segment of the U.S. equity universe, and is the broad-based index for the PL Large-Cap Growth Fund, was $223 million to $327 billion. Based on this information, we confirm that $3 billion or more is considered Large-Cap. In addition, the disclosure for the PL Large-Cap Growth Fund was updated to remove “concentrates” and replaced with “focuses”.

42.	COMMENT: For the PL Real Estate Fund, for the 80% test, there should be “principally engaged” in the real estate industry or 50% of its assets invested in real estate. Please state what test is used and whether properties are in the U.S., and if not specify the maximum amount that can be invested in foreign countries and internationally. State principally located in U.S., and if more than 25% will be outside the U.S., then state. Please also tie the definition of REITs and REOCS to the fund and its use of or investment in them.

RESPONSE: The Prospectus disclosure has been amended accordingly.

43.	COMMENT: On page 36, for the PL International Large-Cap Fund’s 80% test, (1) please include that “at least 40%” needs to be invested in non-U.S. and (2) undertake to sticker the Prospectus if 25% or more of the assets are invested in a single country, to identify the country and to highlight any associated risks.

RESPONSE: (1) We believe that the use of the word “significant” in the existing disclosure, which states that “[t]he fund invests a significant amount of its assets outside the U.S.”, implies a larger amount than 40%. Because of this, we respectfully decline to add the “at least 40%” language into the disclosure. (2) If the manager were to determine to maintain, on an ongoing basis, 25% or more in issuers domiciled in a single country, then we would undertake to supplement the Prospectus accordingly.
SAI: All Pacific Life Funds
44.	COMMENT: On page 28, regarding loans of fund securities, please enhance the disclosure if the funds engage in securities lending or if they do not, but may do so in the future, please undertake to sticker the SAI in the event the Trust begins securities lending, to reflect that in the event a vote of securities holders is required, that each fund will recall securities on loan and vote on such securities that materially impact the securities loaned, or edit the SAI now.

RESPONSE: The Trust does not currently participate in a securities lending program and does not anticipate engaging in securities lending in the future. In the event that the Trust was to change this position, we agree to sticker the SAI to update the securities lending disclosures accordingly.

45.	COMMENT: On page 45, in the Non-fundamental Investment Restrictions section, in the 2nd policy, regarding short sales, please confirm that short sale risk disclosures are included in the Prospectus or please update accordingly.

RESPONSE: We confirm that the risk disclosure regarding short sales exists and is included the Prospectus, as applicable.

46.	COMMENT: In the Non-Fundamental Investment Restrictions section, please delete the last paragraph or identify which restrictions apply to which funds.

RESPONSE: The last paragraph of the Non-fundamental Investment Restrictions section has been deleted.

47.	COMMENT: With respect to concentration, please add a concentration policy for the Portfolio Optimization Funds whereby each Portfolio Optimization Fund may only invest up to 25% of its assets in an investment company that concentrates its investments in any industry.

RESPONSE: The SAI disclosure has been amended accordingly.

48.	COMMENT: On page 102, in the concentration policy, related to mortgage related securities (MBS and ABS), this is no longer consistent with the SEC staff position (see Charles Schwab settlement). Please update language accordingly.

RESPONSE: The SAI disclosure has been amended accordingly.
All of the changes referenced above will be reflected in the Rule 485(b) filing to be made with the SEC.
If you have any questions or further comments regarding this matter please contact me.
Sincerely,
/s/ Robin S. Yonis